Filed by Multi-Fineline Electronix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MFS Technology Ltd.

Commission File No. 000-50812

Risks Associated with our Intention to Make an Offer to Purchase All of the Issued Ordinary Shares of MFS

We can give no assurances as to when, or if, the offer for MFS shares will be made or completed.

Although we announced our intention to make an offer to purchase the outstanding ordinary shares of MFS, we have not yet made such an offer. The making of any such offer is conditioned upon the satisfaction of specified pre-conditions. We have little or no control over the satisfaction of some of these pre-conditions. If these pre-conditions are not satisfied, we will not make the offer to acquire MFS’ issued ordinary shares. We are unable to predict when, or if, the pre-conditions will be satisfied and when, or if, the offer will be made.

Even if the pre-conditions to the offer are satisfied and we make the offer to acquire MFS’ issued ordinary shares, the offer will not be completed unless additional specified conditions are satisfied, including, among others,

•	the acceptance of the offer by MFS shareholders holding more than 64% of the outstanding ordinary shares of MFS;

•	the approval by our stockholders of the issuance of the shares of M-Flex in the offer to MFS shareholders; and

•	the absence of any material adverse event affecting MFS, its business or operations.

If these conditions are not satisfied (or, if applicable, waived), the offer to acquire MFS’ issued ordinary shares likely will be terminated. If the offer is terminated and we are unable to successfully acquire MFS, we will be required to seek an alternative business strategy to grow our business and increase manufacturing capacity. Such a strategy may be time consuming and expensive, and require us to forego business opportunities that we otherwise believe we could pursue if we were to acquire MFS. In addition, we have incurred substantial expense in connection with making the announcement of our intention to acquire MFS, which we would be required to write-off immediately if we were to conclude that we cannot make the offer, or if the acquisition were not completed. Any such write-off could have a substantial impact on our earnings in the period in which it is expensed.

Although we expect that the transaction will result in benefits to the combined company, the combined company may not realize those benefits.

If we make the offer to purchase the issued ordinary shares of MFS, and the offer is completed, our ability to realize the anticipated benefits of the transaction will depend, in part, on our ability to integrate the operations of the two companies following the closing of the offer. We have limited experience in acquiring other businesses and technologies. The combination of two independent companies is a complex, costly and time-consuming process. This process may disrupt the business of either or both companies, and may not result in the full benefits expected by us. The difficulties of combining the operations of the companies may include, among other things:

•	possible increased costs and reduced synergies if MFS is required to continue to operate as a public company in Singapore;

•	possible inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between both companies, including the need to improve any deficiency in accounting controls or procedures that may exist in MFS at the time we complete the acquisition;

•	coordinating and consolidating ongoing and future research and development;

•	consolidating sales and marketing operations;

•	retaining existing customers and attracting new customers;

•	retaining strategic partners and attracting new strategic partners;

•	retaining key employees, including key sales representatives;

•	consolidating corporate and administrative infrastructures, including consolidating and integrating computer information and financial systems;

•	integrating and managing the technologies and products of the two companies;

•	identifying and eliminating redundant and underperforming operations and assets;

•	using capital assets efficiently to develop the business of the combined company;

•	possible tax costs or inefficiencies associated with integrating the operations of the combined company;

•	possible modification of operating control standards in order to comply with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder; and

•	retaining and attracting new engineers and research and development personnel to support new products and new technology development.

For these reasons, we may fail to complete successfully the anticipated integration of M-Flex and MFS, or to realize any of the anticipated benefits of the integration of the two companies. Actual cost savings and synergies may be lower than currently expected and may take a longer time to achieve than currently anticipated.

If at least 90% of the minority shares of MFS are not tendered in the offer, the combined company will have increased operating expenses and we will be limited in our ability to consolidate MFS’ operations.

If we make the offer to purchase the issued ordinary shares of MFS and the offer is completed, but we receive less than 90% of such shares (excluding the shares held by M-Flex or our related corporations or our nominees as of the date of the offer), we will not be able to exercise our right under Section 215 of the Singapore Companies Act to effect a cash-out merger to acquire the remaining outstanding shares. As a result, we may be required to continue to operate MFS as a public company in Singapore and there may continue to be minority shareholders of MFS. If MFS is not de-listed from the Official List of the Singapore Stock Exchange, we will be required to incur additional expenses each year in order to maintain the public listing of the MFS shares. These expenses will harm the combined company’s consolidated operating results by increasing general and administrative expenses. In addition, to the extent MFS has minority shareholders after completion of the offer, the companies will be limited in the degree to which they can completely consolidate their operations. For example, we would also be unable to freely distribute cash from MFS to M-Flex because any such distribution of cash through a dividend or otherwise would need to be made on a pro rata basis to the minority shareholders of MFS.

The issuance of shares of our common stock to MFS shareholders in the offer could substantially reduce the percentage ownership interests of our stockholders.

If the transaction is completed, and assuming full acceptances of the offer and full election of the stock consideration by MFS shareholders, we will issue up to approximately 9.5 million shares of our common stock to current MFS shareholders, representing approximately 28% of the approximately 33.9 million of the then outstanding shares of our common stock. WBL has executed an irrevocable undertaking committing it to elect to receive our common stock in the transaction. If only WBL elects to receive shares of our common stock and the remaining MFS shareholders elect to receive cash, we will issue up to approximately 5.3 million shares of our stock in the transaction, representing approximately 18% of the approximately 29.7 million shares of our common stock then outstanding. The issuance of our common stock to MFS shareholders and option holders will cause a reduction in the relative percentage interest of our current stockholders. In addition, if we raise additional funds to finance the transaction through the sale of equity, or securities convertible into equity, our stockholders will experience further dilution.

To be successful, the combined company must retain and motivate key employees, and failure to do so could seriously harm the combined company.

To be successful, the combined company must retain and motivate executives and other key employees. Our employees and MFS’ employees may experience uncertainty about their future roles with the combined company until or after strategies for the combined company are announced or executed, particularly if we are able to effect a cash-out merger of MFS. Difficulties in integrating the operations of the two companies could impact the combined company’s ability to motivate employees and keep them focused on the strategies and goals of the combined company. Moreover, the vesting of all options outstanding under the MFS Share Option Scheme will be accelerated prior to the closing of the transaction, which may reduce the financial incentive for MFS employees to remain with the combined company after the transaction has closed. These circumstances may adversely affect the combined company’s ability to retain key personnel.

We expect to incur significant costs associated with the transaction.

We have incurred and will incur substantial costs in connection with the proposed offer. These costs are primarily associated with the fees of attorneys, accountants and financial advisors. In addition, we have diverted significant management resources in an effort to complete the offer. If the offer is not completed, we will have incurred significant costs, including the diversion of management resources, for which we will have received little or no benefit.

If we are unable to finance the transaction through existing cash balances and financings, the completion of the transaction will be jeopardized.

The offer to acquire all of the issued ordinary shares of MFS, if made, will be designed to allow shareholders of MFS to elect to receive cash or our shares. If holders of a substantial number of shares of MFS elect to receive cash, or if our cash requirements increase materially because of unexpected expenses relating to marketing, advertising, sales, distribution, research and development or regulatory affairs, we will need to obtain new financing to complete the transaction. In addition, under the terms of our stockholders agreement with WBL Corporation, we cannot issue securities, including convertible debt, that would reduce the effective stock ownership of WBL Corporation below a majority of our shares outstanding. This restriction may make it more difficult to obtain new financing. We are currently exploring new financing opportunities; however, there can be no assurance that sufficient financing will be available on terms that are acceptable to us.

We may have more indebtedness after the transaction, which could adversely affect our cash flows and business.

If we finance the transaction through the incurrence of debt, our business, cash flows and results of operation could be affected by the amount of leverage incurred. As a result of the increase in debt, demands on our cash resources could increase after the transaction. The increased levels of debt could also, among other things:

•	subject us to covenants restricting our business activities;

•	divert funds that would otherwise be available to support commercialization, research and development, capital expenditures, acquisitions and other important activities;

•	provide holders of debt instruments with rights and privileges senior to those of equity investors;

•	place us at a competitive disadvantage relative to other companies with less indebtedness;

•	limit our ability to complete future acquisitions;

•	limit our ability to obtain further debt financing on favorable terms in order to fund future working capital, capital expenditures, additional acquisitions and other general corporate requirements; and

•	increase our vulnerability to, and limit flexibility in planning for, adverse economic and industry conditions.

Our ability to make scheduled payments of principal and interest on our debt, or to refinance our indebtedness, will depend upon our future operating performance, which may be affected by factors beyond our control. In addition, there can be no assurance that future borrowings or equity financings for the payment or refinancing of our indebtedness will be available to us on favorable terms or at all. If we are unable to service any acquisition financing debt we incur, our business, financial condition and results of operations would be materially adversely affected. In addition, with a significant increase in debt, a 100 basis point increase in debt cost could have a significant effect on our results of operation.

If the transaction is not completed, our stock price and future business and operations could be harmed.

If the current market prices of our common stock reflect an assumption that the transaction will be completed, the price of our common stock may decline if the transaction is not completed. In addition, we have incurred substantial expense in connection with making the announcement of our intention to acquire all of the issued ordinary shares of MFS, which would be required to be written-off immediately if we were to conclude that we cannot make the offer, or if the acquisition were not completed. Any such write-off could have a substantial impact on our earnings in the period in which it is expensed. If the transaction is not completed, we may be subject to a number of additional material risks. These risks include any foregone opportunities that would otherwise have been available to us had the offer not been made, including the risk that we may not be able to conclude another sale, transaction or combination on favorable terms, in a timely manner, or at all. If we are unable to acquire the issued ordinary shares of MFS, we may be required to seek an alternative business strategy to grow our business and increase manufacturing capacity. Such a strategy may be time consuming and expensive, and could require us to forego business opportunities that we could pursue if we were to acquire MFS.

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In addition, our announced intention to offer to acquire the issued ordinary shares of MFS Technology Ltd. (“MFS”) may significantly reduce our excess borrowing capacity if the shareholders of MFS elect to receive cash for their shares in lieu of stock consideration. We expect to finance the offer, if made, which will involve the payment of up to $222 million in cash depending upon the level of MFS shareholder participation and whether MFS shareholders elect cash or stock.

Additional Information and Where to Find It

M-Flex has not yet commenced any offer for the shares of MFS. The offer, if made, will be made only pursuant to a Registration Statement on Form S-4 (the “S-4”) to be filed with the U.S. Securities and Exchange Commission (“SEC”), which will contain a proxy statement with respect to the special stockholders meeting to be held by M-Flex and a prospectus/offer document with respect to the offer to be made to the shareholders of MFS. Information contained in this news release is not a substitute for the information contained in the S-4 or any other relevant document that M-Flex may file with the SEC. Stockholders and investors are urged to read the S-4 and any other relevant document filed with the SEC when they become available, and before making any voting or investment decision, because such documents will contain important information, including detailed risk factors about M-Flex, MFS and the proposed transaction. These documents are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request for such a filing to M-Flex at 3140 East Coronado Street, Anaheim, California, 92806, Attention: Investor Relations, or by telephone at (714) 573-1121, or by email to investor_relations@mflex.com, or through M-Flex’s website (www.mflex.com) as soon as reasonably practicable after such material is filed with or furnished to the SEC. This information also will be available on the website of the Singapore Securities Exchange Trading Limited at www.sgx.com.

M-Flex, MFS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from M-Flex stockholders in connection with the proposed transaction. Information about the directors and executive officers of M-Flex and their ownership of M-Flex stock is set forth in the proxy statement for M-Flex’s 2006 Annual Meeting of Stockholders. Information about the directors and executive officers of MFS and their ownership of MFS shares is set forth in the annual report of MFS. Investors may obtain additional information regarding the interests of such participants by reading the S-4, when it becomes available.